Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qwest Communications International Inc.
Commission File No.: 001-15577

CenturyLink to Acquire Qwest

CenturyLink™

Qwest.

Safe Harbor Language

Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest's operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Qwest's reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Qwest plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations, 51st Floor. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink's directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Transaction Summary

Transaction Structure:	**Tax-free, stock-for-stock transaction**
Fixed Exchange Ratio:	**0.1664 shares of CenturyLink stock per share of Qwest stock**
Pro Forma Ownership:	**50.5% CenturyLink shareholders / 49.5% Qwest shareholders**
Transaction Value:	**Enterprise value of approximately $22.4 billion, including the assumption of $11.8 billion of Qwest net debt outstanding as of 12/31/2009**
Estimated Synergies:	**Approximately $625 million of annual run-rate synergies [a]**

(a) Estimated synergy figure based on (1) approximately $575 million of annual operating cost synergies, which are expected to be fully realized three to five years following closing; and (2) approximately $50 million of annual capital expenditure synergies within in the first two years following closing.

CenturyLink™

Qwest.

Transaction Summary (cont'd)

Financing:	**No new financing or refinancing required**
Dividend Policy:	**Maintain CenturyLink annual dividend of $2.90 per share** • **2009 pro forma payout ratio ~50.4% (before synergies) / ~45.1% (after run-rate synergies)**
Closing Conditions:	**Approvals required from the Department of Justice, the FCC and certain state regulatory agencies; CenturyLink and Qwest shareholder approvals; and other customary closing conditions**
Anticipated Closing:	**First half 2011**

CenturyLink™

Qwest.

Transformational Transaction

The acquisition will create a nationwide, industry-leading communications company.

- Pro forma 2009: revenue - $19.8 billion; EBITDA - $8.2 billion; free cash flow [(a)] - $3.4 billion
- Extensive broadband capabilities with 173,000-mile fiber network
- Premier enterprise services to 95% of the Fortune 500 companies
- Strong local and national provider serving 5 million broadband customers and 17 million access lines across 37 states
- Enhanced ability to competitively roll out strategic products such as IPTV and other high-bandwidth services

Note: Pro forma metrics reflect sum of actual 2009 figures and do not include synergies

(a) CenturyLink free cash flow calculated as net income + D&A – capex. Qwest free cash flow calculated as net income + D&A + deferred income tax – capex

Transformational Transaction (cont'd)

Well positioned strategically with significant scale and scope

- National breadth and local depth with a compelling array of broadband products and services
- Diverse markets and revenues
- Strong growth platform - enterprise, broadband and enhanced services
- Attractive strategic product and service partner

Experienced management team with strong integration track record

- Headquarters will remain in Monroe, LA

Local Operating Model/Premier Nationwide Network

National Breadth

- 173,000-mile fiber network
- Serves more than 95% of Fortune 500 companies
- Strong local and national provider serving 5 million broadband customers and 17 million access lines across 37 states

Local Depth

- CenturyLink's operating model focuses on local accountability
- Sales and services closer to the customer



CenturyLink
Qwest
CenturyLink CLEC Service Area
CenturyLink IP / MPLS Core
Qwest Points of Presence
CenturyLink Fiber Network
Qwest Fiber Network

CenturyLink™

Qwest

Enhanced Scale, Scope and Reach

Firm Value



($ in billions)
$40
$30
$20
$10
$0
$41
$22
$18
$16
$11
Pro Forma CTL / Q
Q
CTL
FTR (a)
WIN (b)

2009 Revenue



($ in billions)
$20
$15
$10
$5
$0
$20
$12
$8
$6
$4
Pro Forma CTL / Q
Q
CTL (c)
FTR (a)
WIN (b)

2009 Access Lines



(in millions)
20
16
12
8
4
0
17.3
10.3
7.0
6.3
3.0
Pro Forma CTL / Q
Q (d)
CTL
FTR (a)
WIN (b)

2009 Broadband Subscribers



(in millions)
6
5
4
3
2
1
0
5.2
3.0
2.2
1.7
1.1
Pro Forma CTL / Q
Q
CTL
FTR (a)
WIN (b)

Source: Company filings
Note: Firm value as of April 21, 2010
(a) Pro forma for Frontier's acquisition of Verizon assets
(b) Pro forma for Windstream's acquisition of Nuvox; Not pro forma for acquisition of Iowa Telecom
(c) Pro forma for CenturyTel's acquisition of Embarq
(d) Includes ~403k affiliate access lines

CenturyLink™

Qwest.

Customer & Community Impact

Customers

- Customers will see no immediate changes as a result of the acquisition.
- Qwest and CenturyLink are two independent companies and will operate as such until the transaction is completed, expected during the first half of 2011.
- The combination creates a strong employee base with similar customer-focused cultures, committed to providing quality service and being the broadband provider of choice to all customer segments.
- CenturyLink's operating model focuses on local market accountability with decision making close to the customer.
- It is not yet known whether the company will operate under the CenturyLink brand.

Communities

- CenturyLink has a long history of supporting the communities we serve, with the contribution of both volunteer time and financial commitments.
- CenturyLink employees live and work in the communities we serve.

Unifying Principles

CenturyLink operates under a defined set of Unifying Principles

Fairness – The Golden Rule

We will strive to:

Exercise fairness in all dealings with customers.

Treat business associates fairly in all transactions.

Compensate and promote employees in an equitable manner.

Be fair in efforts to meet and exceed the expectations of our shareholders.

Treat others as we would like to be treated.

Honesty and Integrity

We will:

Be truthful in all dealings with customers, employees, shareholders, business associates and the general public.

Strive to conduct ourselves in a manner that will merit the respect of customers, employees, shareholders, business associates and the general public.

Unifying Principles

CenturyLink operates under a defined set of Unifying Principles

Commitment to Excellence

We will strive to:

Provide high-quality services and products in an efficient manner.

Deliver the best possible customer experience.

Provide favorable long-term value to our shareholders.

Positive Attitude

We will strive to:

Emphasize the positive in all dealings with customers, employees, shareholders, business associates and the general public.

Approach every task in a positive manner with energy and enthusiasm.

Respect

We will strive to:

Maintain genuine concern for fellow employees, customers, shareholders and business associates.

Recognize and respect each employee, each customer, each shareholder and each business associate as an individual.

Unifying Principles

CenturyLink operates under a defined set of Unifying Principles

Faith

We will strive to:

Maintain confidence in our abilities as individuals to fulfill our assigned responsibilities.

Trust in the capabilities of our company leaders and fellow employees.

Have confidence that the strength of our combined, collaborative efforts will lead us to fulfill our company mission.

Perseverance

We will strive to:

Continue to work toward our mission, goals and objectives in spite of obstacles and in a manner consistent with our Unifying Principles.

Governance

Chairman of the Board:	**William A. Owens**
Chief Executive Officer & President:	**Glen F. Post III**
Chief Financial Officer:	**R. Stewart Ewing Jr.**
Chief Operating Officer:	**Karen A. Puckett**
President of Business Markets Group:	**Christopher K. Ancell**
Board Members:	**4 members from the current Qwest Board to be added to the CenturyLink Board, including Edward A. Mueller, Qwest's Chairman and Chief Executive Officer**

CenturyLink™

Qwest

CenturyLink